# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: LANTRONIX INC, CIK 0001114925
CUSIP: 516548203
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 48 Discovery, Suite 250, Irvine, California (CA), 92618
Date of event which requires filing of this statement: 06/02/2025
Filed by CIK 0001762999
Persons authorized to receive notices and communications: Chain of Lakes Inv Fund, LLC, Attention: Timothy O'Connell, 2600 Eagan Woods Dr., Suite 350, Eagan, Minnesota (MN), 55121, 702-807-7858

## Reporting persons
- Chain of Lakes Investment Fund, LLC (CIK 0001762999): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,184,152; sole dispositive power 0; shared dispositive power 1,184,152; aggregate amount beneficially owned 1,184,152 (3% of the class)
  Comment: (1) Percentage calculated based on 38,890,328 shares of common stock, par value $0.0001 per share, outstanding as of May 1, 2025, as reported in the Form 10-Q for the quarterly period ended March 31, 2025, of Lantronix, Inc.
- Christopher B. Woodruff: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,184,152; sole dispositive power 0; shared dispositive power 1,184,152; aggregate amount beneficially owned 1,184,152 (3% of the class)
  Comment: (1) As described in Item 2, Mr. Woodruff is deemed to have shared voting and dispositive power over the shares of the Company held by Chain of Lakes Investment Fund, LLC ("COLIF") as a result of his position as President of COLIF. Reference is made to Item 2 to this Schedule 13D. Mr. Woodruff disclaims beneficial ownership of the Common Shares owned by COLIF.
  
  (2) Percentage calculated based on 38,890,328 shares of common stock, par value $0.0001 per share, outstanding as of May 1, 2025, as reported in the Form 10-Q for the quarterly period ended March 31, 2025, of Lantronix, Inc.
- Haluk L. Bayraktar: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,595,336; shared voting power 0; sole dispositive power 1,595,336; shared dispositive power 0; aggregate amount beneficially owned 1,595,336 (4.1% of the class)
  Comment: (1) Percentage calculated based on 38,890,328 shares of common stock, par value $0.0001 per share, outstanding as of May 1, 2025, as reported in the Form 10-Q for the quarterly period ended March 31, 2025, of Lantronix, Inc.
- Emre Aciksoz: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 220,000; shared voting power 0; sole dispositive power 220,000; shared dispositive power 0; aggregate amount beneficially owned 220,000 (0.6% of the class)
  Comment: (1) Percentage calculated based on 38,890,328 shares of common stock, par value $0.0001 per share, outstanding as of May 1, 2025, as reported in the Form 10-Q for the quarterly period ended March 31, 2025, of Lantronix, Inc.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: LANTRONIX INC
Address of issuer's principal executive offices: 48 Discovery, Suite 250, Irvine, California (CA), 92618
Comment: This statement 13D (this "Statement") relates to the shares of common stock, $0.0001 par value per share (the "Common Stock"), of Lantronix, Inc., a Delaware corporation (the "Issuer"). The address of the principal offices of the Issuer is 48 Discovery, Suite 250, Irvine, CA 92618.

## Item 2. Identity and Background
Name of person filing: This statement is being jointly filed by Chain of Lakes Investment Fund, LLC ("COLIF"), Christopher B. Woodruff, Haluk L. Bayraktar and Emre Aciksoz (the "Reporting Persons").
Residence or business address:
The principal business address of CLOIF and Christopher B. Woodruff is 2600 Eagan Woods Dr., Suite 350, Eagan, MN 55121.

The principal business address of Haluk L. Bayraktar is Orhangazi Mahallesi Hadimkoy-istanbul Caddesi No: 258, Esenyurt, Istanbul, Turkey 34538.

The principal business address of Emre Aciksoz is 1540 Ben Roe Dr., Los Altos, CA 94024.
Present principal occupation or employment: COLIF is principally engaged in the business of investing. Mr. Woodruff is principally engaged as President of COLIF and may be deemed to have shared voting and shared dispositive power over the Common Stock owned by COLIF (the "Shares") as result of his position as President of COLIF. Mr. Bayraktar is principally engaged in serving as Chief Executive Officer of Baykar Technologies. Mr. Aciksoz is principally engaged in the business of investing.
Criminal convictions in the last five years: None of the Reporting Persons has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
COLIF is a Delaware limited liability company.

Christopher B. Woodruff is an individual and citizen of the United States of America.

Haluk L. Bayraktar is an individual and citizen of Turkey.

Emre Aciksoz is an individual and citizen of Turkey.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b). If the Reporting Persons are deemed to have formed a group, the group could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate of 2,999,488 shares of Common Stock or 7.7% of the issued and outstanding shares of Common Stock of the Issuer; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).

All of the shares of Common Stock to which this Statement relates were purchased on behalf of the Reporting Persons using the investment capital of the respective Reporting Person. The aggregate purchase price of the 2,999,488 shares of Common Stock acquired was approximately $10,705,144.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares because they believe the Shares are materially undervalued and represent an attractive investment opportunity. The Reporting Persons believe that the Issuer's Board of Directors (the "Board"), has been highly ineffective at creating any sustainable shareholder value since the Shares have become publicly traded on August 4, 2000 (the "IPO"). To illustrate, as of May 30, 2025: (a) the Issuer's stock price has decreased more than 95% since its IPO with no dividends or distributions to shareholders in its entire public company history, and (b) the stock price has decreased more than 50% since its longest tenured current member of the Board joined in 2010, over fifteen years. Further, the ongoing lack of scale in the Issuer's business, combined with its highly inefficient public-company structure, leaves shareholders at serious risk of even further value degradation.

The Reporting Persons believe the Issuer's business is significantly more valuable to a strategic acquirer than its public market valuation. Reporting Persons estimate that the Issuer's shareholders could receive approximately $6 per share in a sale of the Issuer. This sale valuation estimate is based on the Issuer's average analyst forecasted sales of approximately $126 million for Fiscal Year 2026 (June ending), greater than 40% average gross margins on its products, and a conservative two times multiple of revenues valuation by a strategic acquirer.

The Reporting Persons do not have confidence that the Issuer's current Board will engage an investment bank in a timely manner to run a formal strategic alternatives review process. The Reporting Persons may propose to take one or more actions described in subjections (a) through (j) of Item 4 of Schedule 13D, and intend to seek to replace a majority of the current members of the Board of the Issuer with candidates that are committed to an expedited return of shareholders' capital through a sale of the Issuer by running a competing proxy statement at the Issuer's 2025 Annual Meeting of Stockholders. The Reporting Persons expect to release a list of candidates for its proxy statement in the near future.

The Reporting Persons expect to engage with other shareholders of the Issuer regarding their proposed plans. The Reporting Persons intend to review their investment in the Issuer on a continuing basis, and depending on various factors, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference in this Item 5. As of the date hereof the Reporting Persons beneficially own an aggregate of 2,999,488 shares of the Issuer's Common Stock, representing 7.7% of the outstanding shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The information set forth in the cover pages of this Schedule 13D is hereby incorporated by reference in this Item 5.

The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b), in which case each of the Reporting Persons could be deemed to beneficially own all the shares of Common Stock held by the other Reporting Persons; however, each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock held by the other Reporting Persons except to the extent of their pecuniary interest therein (if any).
Transactions in the class effected during the past sixty days: Information concerning transactions in the Shares effected by the Reporting Persons during the past sixty days is set forth in Exhibit 1 hereto and is incorporated herein by reference. All of the transactions in Shares listed hereto were effected in the open market.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The Reporting Persons' discussions of their views about the Issuer may result in the Reporting Persons being deemed to be acting together for the purpose of acquiring, holding, voting or disposing of the Issuer's securities for purposes of Rule 13d-5(b). Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between or among any of the Reporting Persons and any other person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1 Schedule of Transactions by the Reporting Persons

2 Joint Filing Agreement

## Signatures
- Chain of Lakes Investment Fund, LLC: /s/ Christopher B. Woodruff, President (06/02/2025)
- Christopher B. Woodruff: /s/ Christopher B. Woodruff, Christopher B. Woodruff (06/02/2025)
- Haluk L. Bayraktar: /s/ Haluk L. Bayraktar, Haluk L. Bayraktar (06/02/2025)
- Emre Aciksoz: /s/ Emre Aciksoz, Emre Aciksoz (06/02/2025)